Exhibit 99.1

Regencell Bioscience’s Standardized Formulae Are Shown to Reduce ADHD and ASD Symptoms in the Interim Results of its Second Efficacy Trial

-	The Sik-Kee Au TCM Brain Theory® Assessment for ADHD and ASD (“SKATBT-A3”), which measures the effectiveness of the treatment on the patient’s overall body and neurodevelopmental conditions, showed a mean percentage improvement of 37% in the second efficacy trial based on the scoring system of SKATBT-A3.

-	The first efficacy trial using personalized TCM formulae have shown a mean percentage improvement of 30% in ADHD symptoms and a mean percentage improvement of 37% in ASD symptoms, based on the scoring systems under the Vanderbilt ADHD Diagnostic Parent Rating Scale (“VADRS”) and the Autism Treatment Evaluation Checklist (“ATEC”), respectively, after 3 months of treatment.

-	The ongoing second efficacy trial using standardized TCM formulae have shown a mean percentage improvement of 21% in ADHD symptoms and a mean percentage improvement of 22% in ASD symptoms, based on the scoring systems under VADRS and ATEC respectively, after 3 months of treatment.

HONG KONG, September 12, 2022--(Business Wire)--Regencell Bioscience Holdings Limited (Nasdaq: RGC) (“Regencell”) today announced its interim results from its second efficacy trial.

Regencell conducted its second efficacy trial using standardized Traditional Chinese Medicine (“TCM”) formulae. “Our aim is to save and improve lives by making our standardized TCM formulae widely available to ADHD and ASD patients around the world. It is known that there is a significant economic impact and increased parental burden to families that care for children with ADHD and ASD. These positive data from the second efficacy trial bring us one step closer to improving the conditions and quality of life of patients and reducing the negative impact that ADHD and ASD have on patients and their families,” said Yat-Gai Au, founder and CEO of Regencell.

Second Efficacy Trial

The primary objective of the second efficacy trial is to evaluate and assess the effectiveness of Regencell’s standardized TCM formulae in reducing ADHD and ASD symptoms through a holistic approach during the course of a 3-month treatment.

The second efficacy trial is a non-blinded efficacy trial. Regencell started its recruitment program in August 2021 through direct invitations to members of a non-governmental organization that serves the ADHD and ASD community. Parents and guardians of children with ADHD and ASD were invited to apply for the program.

Patients between the ages of 6 and 12 at the time of the treatment and who were clinically diagnosed with ADHD and/or ASD were eligible to participate in the program. The program required all recruited patients to stop all their existing medications, attend weekly treatment sessions with their parents, and follow the TCM Practitioner’s dietary guidelines, during the 3-month treatment. After a rigorous screening process, Regencell selected 7 children (6 males and 1 female) to participate in the trial. 3 of the patients were diagnosed with ADHD and 4 of them with ASD. All participants resided in Hong Kong.

To measure the improvement of the children’s symptoms after taking the TCM Formulae in the trial, Regencell used

(i)	SKATBT-A3, an assessment developed by Regencell based on patients’ overall body and neurodevelopmental conditions;

(ii)	VADRS, an ADHD assessment; and

(iii)	ATEC, an ASD assessment.

SKATBT-A3 is a 48-item questionnaire designed and developed by Regencell to evaluate the effectiveness of a treatment in improving ADHD and ASD patients’ symptoms. SKATBT-A3 assesses a patient’s overall physical and neurodevelopmental conditions. SKATBT-A3 includes elements that are conditions of patients usually observed during TCM treatments such as: (i) speech/language/communication; (ii) patients’ sociability; (iii) sensory/cognitive awareness; and (iv) physical health and behavior.

For example, SKATBT-A3 examines:

(i)	the flexibility of the child’s tongue (e.g., prior to treatment, the child may be unable to extend his tongue and had to use his own fingers to pull and stretch his tongue);

(ii)	the child’s willingness and proactiveness to participate in social gatherings and to learn (e.g., the child’s ability to focus and engage in school work); and

(iii)	involuntary twitching.

The effectiveness of a treatment is demonstrated through the child’s post-treatment tongue control and flexibility, the ability to focus for a longer period of time and less frequent involuntary twitching. Regencell’s formulae aim to improve blood flow to the brain and remove blood clot over time, thereby alleviating symptoms such as inflexibility and twitching. The TCM Practitioner also believes that as the child’s heart is strengthened, more blood is delivered to the brain, resulting in an improved ability to focus.

All patients orally consumed the standardized TCM formulae twice daily for 3 months. Improvements in patients’ symptoms were assessed weekly during treatment review sessions with the TCM Practitioner and the children’s parents.

Second Efficacy Trial Results

Change in SKATBT-A3 scores

After 3 months of treatment, SKATBT-A3 scores of all patients were lower, indicating fewer problems and improvements in symptoms. Percentage improvement of patients ranged between 14% and 56%, with a mean of 37%.

There were noticeable improvements in the patients’ overall health, ADHD symptoms and ASD symptoms. Common improvements include better sleep quality, reduced temper, better bowel movement and healthier complexion. The most notable improvement were demonstrated by two patients who gained the ability to control their tongues naturally without the aid of their own hands after the 3-month treatment. This is noteworthy because limited tongue function affects verbal communications and language abilities.

Change in VADRS scores

After 3 months of treatment, the VADRS scores of 5 patients were lower, indicating fewer problems and improvements in symptoms, while 1 patient’s score remained the same and 1 patient’s score was higher. Percentage improvements of patients ranged between -21% and 62%, with a mean of 21%.

Change in ATEC scores

After 3 months of treatment, the ATEC scores of all patients were lower, indicating fewer problems and improvements in symptoms. Percentage improvement of all patients ranged between 4% and 52%, with a mean of 22%.

Among the 4 subscales of ATEC, we saw the most significant drop in scores in the health/physical/behavior subscale. Constipation, sleeping problems, poor appetite, anxiety/fearfulness, and irritability are common issues among ADHD and ASD patients. Most of the patients suffered from these symptoms before the treatment but these symptoms improved after the treatment.

No adverse side effects

None of the patients experienced any adverse side effects after the 3-month treatment.

An Unmet Need

Millions of children around the world are diagnosed with ADHD and/or ASD and most of the children diagnosed with ADHD had at least one other mental, emotional or behavioral disorder. In addition to going for behavior therapy, medications are also recommended for children who have ADHD and/or ASD. The two main types of medication for ADHD approved by the US Food and Drug Administration (“FDA”) are stimulants and non-stimulants, while the medication for ASD are usually ‘off-labels’ and are not used in a manner specified in the FDA’s approved packaging label or insert.

Such medications for ADHD and ASD usually come with side effects such as difficulty sleeping, loss of appetite, headaches, upset stomach and mood swings, amongst others.

To address the need for a natural and holistic treatment for such neurocognitive disorders, Regencell is in the midst of conducting further efficacy trials on its standardized TCM formulae to corroborate the effectiveness of the TCM formulae before it is made available to people around the world.

Regencell Standardized TCM Formulae

Regencell standardized TCM formulae are natural, orally administered liquid TCM formulae for the treatment of ADHD and ASD.

In conducting its second efficacy trial, the standardized TCM formulae were administered to children twice daily for a period of 3 months.

Regencell standardized TCM formulae were developed by our strategic partner TCM Practitioner based on his Sik-Kee Au TCM Brain Theory® and consists solely of natural ingredients without any synthetic components. The TCM formulae have been used for over 30 years to treat ADHD, ASD and many other neurological illnesses, disorders and diseases and have achieved positive clinical treatment results.

The TCM brain theory explains why a healthy brain is essential in restoring the body’s systems to normal. According to the TCM brain theory, the blockage of or reduced blood flow, and damage of the interconnecting central nervous system, endocrine system and blood circulatory system disrupt the production of hormones and transmission of neurotransmitters, such as melatonin, dopamine, and norepinephrine, leading to a defective encoding and decoding of functions, and resulting in deficient or abnormal social behaviors that are the hallmarks of ADHD and ASD.

Regencell Bioscience Holdings Limited

Regencell Bioscience Holdings Limited is an early-stage bioscience company that focuses on the research, development and commercialization of TCM for the treatment of neurocognitive disorders and degenerations, specifically ADHD and ASD, and infectious diseases affecting people’s immune system such as COVID-19. Regencell has completed its first research study using personalized TCM formulae for the treatment of ADHD and ASD in Hong Kong and aims to launch three liquid-based standardized TCM formulae candidates for mild, moderate and severe ADHD and ASD patients initially in Hong Kong and subsequently in other markets as it deems appropriate. The Company has formed a joint venture to offer COVID-19 related treatments to patients in ASEAN countries, India, Japan, Australia and New Zealand. For more information, please visit www.regencellbioscience.com and www.regencellasia.com.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of applicable laws, including U.S. federal securities laws. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our platform technologies, technologies, products and product candidates; and all statements that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future. The risks and uncertainties of our company include: our ability to obtain regulatory approval and ultimately commercialize our TCM formulae and/or products based on our TCM formulae; the outcome of our research study free from biases of parents or caregivers of patients because we relied on the data provided by them; difficulties enrolling patients in our research studies; any undesirable side effects caused by the TCM formulae candidates which could delay or prevent their regulatory approval or hinder commercialization; whether results of our earlier studies on personalized TCM formulae can be predictive of future research study results; failure of the research and development process; whether any TCM formulae candidates can be developed, manufactured, sold, marketed and distributed; the ability to successfully commercialize any future therapeutics; our ability to enhance our brand recognition; our ability to obtain and protect our intellectual property; and any adverse publicity associated with our TCM formulae candidates, ingredients or network marketing programs. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. We have also relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources and makes no express or implied warranty as to the accuracy or completeness of any such information. Even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be indicative of results or developments in future periods. For a discussion of these and other risks and uncertainties, see our Annual Report on Form 20-F for the year ended June 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and we undertake no duty to update this information unless required by law. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

Investor Relations

James Chung

ir@rgcbio.com

+852 2155 0823